Exhibit 99.1

Akanda Corp. Announces Closing of Underwritten Public Offering

London, October 4, 2024 – On October 2, 2024, Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN), an international medical cannabis company, entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities, LLC (“Univest”) as the underwriter in connection with the issuance and sale by the Company in an underwritten public offering (the “Offering”) of 258,940 of the Company’s Common Shares, no par value per share (the “Common Shares” and, such number of Common Shares issued and sold in the Offering, the “Offered Shares”), at a purchase price of $1.00 per Offered Share, and 1,241,060 pre-funded warrants to purchase 1,241,060 Common Shares at a purchase price of each pre-funded warrant equal to the price at which one Common Share is sold in the Offering, minus $0.0001, and the exercise price of each pre-funded warrant is $0.0001 per share (the “Pre-Funded Warrants” and, such number of Pre-Funded Warrants issued and sold in the Offering, the “Offered Pre-Funded Warrants”), pursuant to the Company’s effective registration statement on Form F-1 (File No. 333-281945) and a related preliminary prospectus, together with the related final prospectus dated as of October 2, 2024 (such registration statement, preliminary prospectus and the final prospectus, collectively, the “Registration Statement”), filed with the Securities and Exchange Commission. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the Pre-Funded Warrants.

The gross proceeds from the Offering were $1,500,000 before deducting underwriting discounts and expenses payable by the Company. The Company intends to use the net proceeds from the Offering for capital expenditures, operating capacity, working capital, potential milestone payments of the option to purchase agreement for certain Canadian property, general corporate purposes, and the refinancing or repayment of existing indebtedness and acquisitions of complementary products, technologies or businesses.

Univest acted as the underwriter in connection with the Offering.

The Underwriting Agreement includes customary representations, warranties and covenants by the Company and the purchasers. Additionally, the Company has agreed to provide the Underwriters with customary indemnification under the Underwriting Agreement against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The closing of the issuance of the Offered Shares and Offered Pre-Funded Warrants occurred on October 3, 2024.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda Corp. is an international cannabis company with operations in Europe and North America. The company is dedicated to cultivating and distributing high-quality medical cannabis and wellness products that improve lives. Akanda’s mission is to provide safe, reliable, and accessible cannabis products to consumers worldwide while promoting sustainable business practices.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.